Ex99.B5a


AMENDMENT OF INVESTMENT ADVISORY AGREEMENT

     The Investment Advisory Agreement was amended at the Annual Meeting of Shareholders of PDC&J Performance Fund held on September 7, 1984 as follows:

     Section 6 - DURATION AND TERMINATION OF THIS AGREEMENT

          The second paragraph of this Section was amended as follows:

               "This Agreement may, on sixty days written notice, be terminate at any time without the payment of any penalty, by vote of a majority of the members of the Board who are not `interested persons' of the Fund, as defined in the Investment Company Act of 1940 and who have no direct or indirect financial interest in the operation of any plan adopted under Rule 12b-1 under the Investment Company Act of 1940 or in any agreements relating to such plan, by vote of a majority of the outstanding voting securities of the Fund or by you. This Agreement shall automatically terminate in the event of its assignment."